UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Troop Beverage Co.

Legal status of Issuer:

     Form:

     Corporation

     Jurisdiction of Incorporation/Organization:

     Delaware

     Date of Organization:

     April 2, 2018

Physical Address of Issuer:

3006 Gough Street, 301, San Francisco, CA, 94123, United States

Website of Issuer:

https://drinktroop.com

Current Number of Employees:

	Most recent fiscal year-end (2021)	Most recent fiscal year-end (2020)

Total Assets	$263,463.64	$144,709
Cash & Cash Equivalents	$12,282.82	$4,213
Accounts Receivable	$17,524,38	$9,555
Short-term Debt	$301,786	$409,506
Long-term Debt	$628,159	$97,800
Revenues/Sales	$417,886	$76,953
Cost of Goods Sold	$257,058	$172,415
Taxes Paid	$0	$0
Net Income	($393,280)	($330,127)


April 26, 2022

FORM C-AR

Troop Beverage Co.

TROOP


This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Troop Beverage Co., a Delaware corporation ("**Troop,**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://drinktroop.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 26, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Troop Beverage Co. is a full flavor, full strength cocktail manufacturer incorporated in Delaware as as a corporation on April 2, 2018.

The Company is located at 3006 Gough Street, 301, San Francisco, CA, 94123, United States.

The Company's website is https://drinktroop.com.

The Company conducts business in California and sells products through the internet and in retail stores throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/troop.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We may not be able to develop and market successful new cocktail products, which are important to our growth.

An important part of our strategy is to increase our sales through the development of new cocktail products. We cannot assure you that we will be able to continue to develop, market and distribute future products that will enjoy market acceptance. The failure to continue to develop new products that gain market acceptance could have an adverse impact on our growth and materially adversely affect our financial condition. We may have higher obsolescent product expense if new products fail to perform as expected due to the need to write off excess inventory of the new products.

Our results of operations may be impacted in various ways by the introduction of new products, even if they are successful, including the following:

- sales of new products could adversely impact sales of existing products;

- we may incur higher cost of goods sold and selling, general and administrative expenses in the periods when we introduce new products due to increased costs associated with the introduction and marketing of new products, most of which are expensed as incurred; and

- when we introduce new platforms and bottle sizes, we may experience increased freight and logistics costs as our co-packers adjust their facilities for the new products.

Increased concern about the health effects of sugar beverages could result in changes to the beverage business.

Although our products are generally low in sugar, public health officials and government agencies in the majority of our markets, are increasingly concerned with public health consequences associated with obesity, particularly among young people. Additionally, some researchers, health advocates and dietary guidelines are encouraging consumers to reduce consumption of sugar-sweetened beverages and beverages sweetened with nutritive or alternative sweeteners. Increasing public concern about these issues, the possibility of taxes on sugar-sweetened beverages or other sweeteners, additional governmental regulations concerning the marketing, labeling, packaging or sale of our beverages and any negative publicity resulting from actual or threatened legal actions against beverage companies relating to the marketing, labeling or sale of beverages may reduce demand for our products or increase the cost, which could adversely affect our profitability.

Our cocktails are considered premium alcohol beverages and are being sold at premium prices compared to our competitors' products; we cannot provide any assurances as to consumers' continued market acceptance of our current and future products.

We will compete directly with other cocktails producers. Products offered by our direct competitors are sold in various volumes and ranging prices. We currently offer our product in aluminum cans of 200 millileters each. Our competitors may introduce larger sizes and offer them at an price that is lower than our products. We can provide no assurances that consumers will continue to purchase our products or that they will not prefer to purchase a competitive product.

The market for alcohol beverages within the United States is highly competitive, due to the introduction and expansion of hard seltzer, hard iced-tea, hard cider and other brand substitutes for spirits, beer and wine, the increasing number of domestic and international beverage companies with similar pricing and target drinkers, the gains in market share achieved by the foregoing, the acquisition of competitors by larger brands. Some of the largest of these competitors include AB InBev, Molson Coors, Constellation, Heineken and Mark Anthony Brands as they introduce new hard seltzers, hard iced-teas, hard ciders and other brand substitutes for spirits, beer and wine and, expand their efforts behind existing brands and acquire other brands. Imported beers, such as Corona®, Heineken®, Modelo Especial® and Stella Artois®, also continue to compete aggressively against us. The Company anticipates competition among other distillers, brewers and suppliers of hard seltzers, hard iced-teas, hard ciders and other brand substitutes for spirits, beer and wine, will remain strong as some existing branrds are building more capacity, expanding geographically and adding more SKUs and styles. The continued growth in the sales of hard seltzers, hard iced-teas, hard ciders and other brand substitutes for spirits, beer and wine is expected to increase the competition in the market for our products within the United States and, as a result, prices and market share of the Company's products may fluctuate and possibly decline.

The Company's products compete generally with other alcoholic beverages. The Company competes with other beer, wine, and spirits companies not only for drinker acceptance and loyalty, but also for shelf, cold box and tap space in retail establishments and for marketing focus by the Company's distributors and their customers, all of which also distribute and sell other hard seltzers, hard iced-teas, hard ciders and other brand substitutes for spirits, beer and wine, beers and other alcoholic beverage products. Many of the Company's competitors, including AB InBev, Molson Coors, Constellation, Heineken and Mark Anthony Brands, have substantially greater financial resources, marketing strength and distribution networks than the Company. Moreover, the introduction of new products by competitors that compete directly with the Company's products or that diminish the importance of the Company's products to retailers or distributors may have a material adverse effect on the Company's business and financial results.

Further, the alcoholic beverage market has seen continued consolidation among producers in order to take advantage of cost savings opportunities for supplies, distribution and operations. Illustrative of this consolidation is AB InBev's $107 billion purchase of SAB Miller and the related sale by SAB Miller to Molson Coors of its 58% share of the MillerCoors joint venture with Molson Coors, as well as Heineken's acquisition of Lagunitas Brewing Company for approximately $1 billion. Also, in the last several years, both AB InBev and Molson Coors have introduced numerous new hard seltzers and purchased multiple regional craft breweries with the intention to expand the capacity and distribution of their capacities. Due to the increased leverage that these combined operations will have in distribution and sales and marketing expenses, the costs to the Company of competing could increase. The potential also exists for these large competitors to increase their influence with their distributors making it difficult for smaller companies to maintain their market presence or enter new markets. The continuing consolidation could also reduce the contract brewing capacity that is available to the Company. These potential increases in the number and availability of competing brands, the costs to compete, reductions in contract brewing capacity and decreases in distribution support and opportunities may have a material adverse effect on the Company's business and financial results.

Alternative non-commercial beverages or processes could hurt our business.

The availability of non-commercial beverages, such as tap water, and of commercial beverages, such as seltzer, wine, or beer, or make-at-home kits for similar products, or machines capable of producing flavored water or other beverages at the consumer's home or at store-fronts could hurt our business, market share, and profitability.

Our inability to secure, maintain and increase our presence in retail stores could adversely impact our revenue, and in turn our business, financial condition, results of operations and prospects could be adversely affected.

Our operations include sales to retail stores and their related websites, which in 2020, accounted for a substantial portion of our revenue. The success of our business is largely dependent on our continuing development of strong relationships with Whole Foods®, Total Wine & More®, Nugget Markets®, Woodlands Market®, Gus's®, Sonoma Market®, The Epicurean Trader®, and others. The loss of our relationship with any large retail partner could have a significant impact on our revenue. In addition, we may be unable to secure adequate shelf space in new markets, or any shelf space at all, until we develop relationships with the retailers that operate in such markets. Consequently, growth opportunities through our retail channel may be limited and our revenue, business, financial condition, results of operations and prospects could be adversely affected if we are unable to successfully establish relationships with other retailers in new or current markets.

We also face severe competition to display our products on store shelves and obtain optimal presence on those shelves. Due to the intense competition for limited shelf space, retailers are in a position to negotiate favorable terms of sale, including price discounts, allowances and product return policies. To the extent we elect to increase discounts or allowances in an effort to secure shelf space, our operating results could be adversely affected. We may not be able to increase or sustain our volume of retail shelf space or offer retailers price discounts sufficient to overcome competition and, as a result, our sales and results of operations could be adversely affected. In addition, many of our competitors have significantly greater financial, manufacturing, marketing, management and other resources than we do and may have greater name recognition, a more established distribution network and a larger base of wholesale customers and distributors. Many of our competitors also have well-established relationships with our current and potential consumers who purchase other skin and personal care or household and wellness products at retail stores, and have extensive knowledge of our target markets. As a result, these competitors may be able to devote greater resources to the development, promotion and sale of their products and respond more quickly to evolving consumer preferences for us. If our competitors' sales surpass ours, retailers may give higher priority to our competitors' products, causing such retailers to reduce their efforts to sell our products and resulting in the loss of advantageous shelf space.

The loss of one or more of our major customers or a decline in demand from one or more of these customers could harm our business.

There can be no assurance that our major customers will continue to order our products at the same level or at all. A reduction or delay in orders from such customers, including reductions or delays due to market, economic or competitive conditions, could have a material adverse effect on our business, operating results and financial condition.

Consumers may have preconceptions about the health benefits of black tea, hibiscus lemon, mint or other raw material in our products; such health benefits are not guaranteed or proven.

Health benefits of our products are not guaranteed and have not been proven. Although we do not market our products as having any potential health benefits, there may be a consumer perception that drinking our products may have beneficial health effects. Consequently, negative changes in consumers' perception of the benefits of our products or negative publicity surrounding our product may result in loss of market share or potential market share and hence, loss of your investment. We are also prohibited from touting unconfirmed health benefits in our advertising and promotional activities for the products, both directly and indirectly through claims made by third-party endorsers when those endorsers have a material connection to our company.

Our dependence on a limited number of vendors leaves us vulnerable to having an inadequate supply of required products, price increases, late deliveries, and poor product quality.

Like other companies in our industry, we occasionally experience shortages and are unable to purchase our desired volume of products. Increasingly, our vendors are combining and merging together, leaving us with fewer alternative sources. If we are unable to maintain an adequate supply of products, our revenue and gross profit could suffer considerably. Finally, we cannot provide any assurance that our products will be available in quantities sufficient to meet customer demand. Any limits to product access could materially and adversely affect our business and results of operations.

Commodity price volatility could negatively impact profits.

We may experience shortages in these items as a result of commodity market fluctuations, availability, increased demand, weather conditions, and natural disasters as well as other factors outside of our control. Changes in the prices of our products may lag behind changes in the costs of our commodities. Accordingly, competitive pressures may limit our ability to maintain existing margins and have a material adverse effect on our operating profits.

Changes in the non-alcoholic beverage business environment and retail landscape could adversely impact our financial results.

The non-alcoholic beverage business environment is rapidly evolving as a result of, among other things, changes in consumer preferences, including changes based on health and nutrition considerations and obesity concerns; shifting consumer tastes and needs; changes in consumer lifestyles; and competitive product and pricing pressures. In addition, the non-alcoholic beverage retail landscape is very dynamic and constantly evolving, not only in emerging and developing markets, where modern trade is growing at a faster pace than traditional trade outlets, but also in developed markets, where discounters and value stores, as well as the volume of transactions through e-commerce, are growing at a rapid pace. If we are unable to successfully adapt to the rapidly changing environment and retail landscape, our share of sales, volume growth and overall financial results could be negatively affected by consumers' preference for non-alcoholic beverages.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021 and into the future due to COVID-19, the Company's revenue has been adversely affected, including through the lack of operations, including being at maximum capacity, of bars, restaurants and other food and beverage facilities at which the Company's products have been or could be sold.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 10,000,000 shares of common stock, of which 7,200,000 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the suppliers of our rum, bourbon whiskey and gin, the number and size of farms that grow crops, including for corn, barley, rye and/or wheat, poor harvests thereof, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The ingredients used in our products, such as lemon, hibiscus, amaro, black tea leaves, lime, mint, cane sugar, the ingredients in the rum, bourbon whiskey and gin used in our products, are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Additonally, the rum, bourdon whiskey and/or gin used in our products may be aged for various periods, we may experience delays in obtaining necessary components of our products. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailer.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We do business under our tradename, "Troop"

We strive to protect our intellectual property, such as our federally registered TROOP trademark, and believe such trademark is an important factor in product recognition, brand protection and goodwill maintenance. We conduct business using our tradename, "TROOP." Although we have a federally registered trademark thereof, we have not registered or otherwise sought protection of such tradename in every jurisdiction in which we conduct business thereunder. If we do not adequately protect our rights to such tradename, any goodwill that we have developed therein could be lost or impaired. For instance, third parties may attempt to use our tradename for the sale or promotion of products, even products similar to our products. If we become involved in any dispute regarding our tradename, regardless of whether we prevail, we could be required to engage in costly, distracting and time-consuming litigation that could harm our business. If the tradenames we use are found to infringe upon the intellectual property rights of any other person or entity, we could be liable for damages and be forced to stop using our tradename. As result, we could lose all the goodwill that has been developed in the tradename, our business may suffer.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Caroline DesRosiers, our Founder, Chief Executive Officer, President, Secretary and Director, and Reed DesRosiers, our Founder, Chief Financial Officer, Chief Operating Offier and Director. The Company has no employment agreements with Caroline DesRosiers and Reed DesRosiers, and there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Caroline DesRosiers and Reed DesRosiers, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The success of our brands depends upon the positive image that consumers have of those brands and maintaining a good reputation is critical to selling our branded products. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brands, could adversely affect their sales and our reputation. Our reputation could also be impacted negatively by public perception, adverse publicity (whether or not valid), negative comments in social media, or our responses relating to:

a perceived failure to maintain high ethical, social and environmental standards for all our operations and activities;

- a perceived failure to address concerns relating to the quality, safety or integrity of our products;
- allegations that we, or persons associated with us or formerly associated with us, have violated applicable laws or
- regulations, including but not limited to those related to safety, employment, discrimination, harassment, whistle-blowing, privacy, or cyber-security;
- our environmental impact, including use of agricultural materials, packaging, water, and energy use, and waste management; or
- efforts that are perceived as insufficient to promote the responsible use of alcohol.

Litigation relating to alcohol abuse or the misuse of alcohol could adversely affect our business.

There has been increased public attention directed at the beverage alcohol industry, which we believes is due to concern over problems related to alcohol abuse, including drinking and driving, underage drinking and health consequences from the misuse of alcohol. Several beverage alcohol producers have been sued regarding alleged advertising practices relating to underage consumers. Adverse developments in these or similar lawsuits or a significant decline in the social acceptability of beverage alcohol products that could result from such lawsuits could materially adversely affect our business.

Adverse public opinion about alcohol could reduce demand for our products

Anti-alcohol groups have, in the past, advocated successfully for more stringent labeling requirements, higher taxes and other regulations designed to discourage alcohol consumption. In addition, recent developments in the industry may compel us to identify the source and location of our distillate products and notify the consumer of whether the product was distilled by us. More restrictive regulations, negative publicity regarding alcohol consumption and/or changes in consumer perceptions of the relative healthfulness or safety of beverage alcohol could decrease sales and consumption of alcohol and thus the demand for our products. This could, in turn, significantly decrease both our revenues and our revenue growth, causing a decline in our results of operations.

Potential decline in the consumption of products we sell; dependence on sales of our cocktail brands

Our business depends upon consumers' consumption of our cocktail brands, and sales of our brands in the U.S. may constitute a significant portion of our business. Accordingly, a decline in the growth rate, amount or profitability of our sales of our brands in the U.S. could adversely affect our business.

Further, consumer preferences and tastes may shift due to, among other reasons, changing taste preferences, demographics or perceived value. Consequently, any material shift in consumer preferences and taste in our major markets away from our brands, and our cocktail brands in particular, from the categories in which they compete could have a negative impact on our business, liquidity, financial condition and/or results of operations.

Consumer preferences may shift due to a variety of factors, including changes in demographic or social trends, public health policies, and changes in leisure, dining and beverage consumption patterns. A limited or general decline in consumption in one or more of our product categories could occur in the future due to a variety of factors, including:

- a general decline in economic or geopolitical conditions;
- concern about the health consequences of consuming beverage alcohol products and about drinking and driving;
- a general decline in the consumption of beverage alcohol products in on-premise establishments, such as may result from stricter laws relating to driving while under the influence of alcohol;
- the increased activity of anti-alcohol groups;
- increased federal, state, provincial and foreign excise or other taxes on beverage alcohol products and possible
- restrictions on beverage alcohol advertising and marketing;
- increased regulation placing restrictions on the purchase or consumption of beverage alcohol products or increasing prices due to the imposition of duties or excise tax or changes to international trade agreements or tariffs;

- inflation; and
- wars, pandemics, weather and natural or man-made disasters.

Acquisition, divestiture, investment, and new product development strategies

From time to time, we may decide to acquire businesses, assets or securities of companies that we believe will provide a strategic fit with our business. If that occurs, we would need to integrate acquired businesses with our existing operations; our overall internal control over financial reporting processes; and our financial, operations and information systems. If the financial performance of our business, as supplemented by the assets and businesses potentially acquired, does not meet our expectations, it may make it more difficult for us to service any debt obligations existing at the time, and our results of operations may fail to meet market expectations. We may not effectively assimilate the business or product offerings of acquired companies into our business or within the anticipated costs or timeframes, retain key customers and suppliers or key employees of acquired businesses, or successfully implement our business plan for the combined business. In addition, our final determinations and appraisals of the estimated fair value of assets acquired and liabilities assumed in our acquisitions may vary materially from earlier estimates and we may fail to realize fully anticipated cost savings, growth opportunities or other potential synergies. We cannot assure you that the fair value of acquired businesses or investments will remain constant.

We may also divest ourselves of businesses, assets or securities of companies that we believe no longer provide a strategic fit with our business. We may provide various indemnifications in connection with the divestiture of businesses or assets. Divestitures of portions of our business may also result in costs stranded in our remaining business. Delays in developing or implementing plans to address such costs could delay or prevent the accomplishment of our financial objectives.

In addition, our continued success depends, in part, on our ability to develop new products. The launch and ongoing success of new products are inherently uncertain, especially with respect to consumer appeal. The launch of a new product can give rise to a variety of costs and an unsuccessful launch, among other things, can affect consumer perception of existing brands and our reputation. Unsuccessful implementation or short-lived popularity of our product innovations may result in inventory write-offs and other costs. We cannot assure you that we will realize the expected benefits of acquisitions, divestitures or investments. We also cannot assure you that our acquisitions, investments or joint ventures will be profitable or that forecasts regarding acquisition, divestiture or investment activities will be accurate. Our failure to adequately manage the risks associated with acquisitions or divestitures, or the failure of an entity in which we have an equity or membership interest, could have a material adverse effect on our business, liquidity, financial condition and/or results of operations.

The U.S. and other countries in which we may operate impose duties, excise taxes, and/or other taxes on beverage alcohol products, and/or on certain raw materials used to produce our beverage alcohol products, in varying amounts.

The U.S. federal government or other governmental bodies may propose changes to international trade agreements, tariffs, taxes and other government rules and regulations. Significant increases in import and excise duties or other taxes on, or that impact, beverage alcohol products could have a material adverse effect on our business, liquidity, financial condition and/or results of operations. In addition, federal, state, provincial, local and foreign governmental agencies extensively regulate the beverage alcohol products industry concerning such matters as licensing, warehousing, trade and pricing practices, permitted and required labeling, advertising and relations with wholesalers and retailers. Certain federal, state or local regulations also require warning labels and signage. New or revised regulations or increased licensing fees, requirements or taxes could have a material adverse effect on our business, liquidity, financial condition and/or results of operations. Additionally, various jurisdictions may seek to adopt significant additional product labeling or warning requirements or limitations on the marketing or sale of our products because of what our products contain or allegations that our products cause adverse health effects. If these types of requirements become applicable to one or more of our major products under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Federal, state and local beer, liquor and food service regulations may have a significant adverse impact on our operations.

We are required to operate in compliance with federal and state laws and regulations relating to alcoholic beverages administered by the Bureau of Alcohol, Tobacco, Firearms and Explosives of the U.S. Department of Justice, as well as the laws and licensing requirements for alcoholic beverages of states and municipalities where our operations will be located. We are licensed as a Distilled Spirits Wholesaler holding a Wholesaler Basic Permit from the Alcohol and Tobacco Tax & Trade Bureau ("TTB"), which Permit Number is CA-P-24848 and as a Wholesaler in the state of California, and holds a Type 18 Wholesaler License from the California Department of Alcoholic Beverage Control (ABC), which ABC license number is 18-611641. Failure to comply with federal, state or local regulations could cause any licenses we obtain to be revoked and force us to cease the sale of goods at certain locations. Any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening of any operations in a particular area or increase the costs associated therewith. In addition, in certain states, the number of liquor licenses available is limited, and licenses are traded on the open market. We expect our cocktail sales to comprise a significant portion of our revenues. If we are unable to keepk, or otherwise obtain, any required licenses, revenues and results of operations could be adversely affected. We may apply for other and further licenses with the advice of outside legal and licensing consultants. Because of the many and various state and federal licensing and permitting requirements, there is a significant risk that one or more regulatory agencies could determine that we have not satisfied the requirements for any necessary license.

We rely on independent certification for a number of our products and our marketing of products marked "Vegan," "Natural" and "Gluten Free." Loss of certification within our supply chain or as related to our manufacturing process or failure to comply with government regulations pertaining to the use of the term organic could harm our business.

We rely on independent certification, such as "Vegan," "Natural" and "Gluten Free", to differentiate some of our products from others. We must comply with the requirements of independent organizations or certification authorities in order to label our products as certified. The loss of any independent certifications could adversely affect our marketplace position, which could harm our business. Compliance with such regulations could pose a significant burden on some of our suppliers, which could cause a disruption in some of our product offerings.

Moreover, in the event of actual or alleged non-compliance, we might be forced to find an alternative supplier, which could adversely affect our business, results of operations and financial condition. The FDA has defined the terms "Vegan," "Natural" and "Gluten Free", and we must comply with the FDA's definition if we include this label on our products. Our products could lose their vegan certifications if our raw material suppliers lose their product certifications for those specified claims. We could lose our "Vegan," "Natural" and "Gluten Free" designation if we do not comply the verification and certification requirements of the third-party verification entity. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

We also must comply with state rules and regulations, including Proposition 65 in California, which requires a specific warning on or relating to any product that contains a substance listed by the State of California as having been found to cause cancer or birth defects or other reproductive harm, unless the level of such substance in the product is below a safe harbor level established by the State of California. Interpretation and application of such rules, including potential differences in application on a state by state basis, may give rise to uncertainty as to the appropriate labeling and formulation of our products. In addition, the FDA has adopted labeling guidelines that will affect the labeling of both the front and back of many of our products. We are continually reviewing and revising our labeling activities in advance of new or changed requirements in anticipation of any rules coming into effect and in response to industry litigation trends. The imposition or proposed imposition of additional product labeling or warning requirements may reduce overall consumption of our products, lead to negative publicity (whether based on scientific fact or not) or leave consumers with the perception (whether or not valid) that our products do not meet their health and wellness needs, resulting in adverse effects on our business, financial condition or results of operations.

Regulation and Taxation

The alcoholic beverage industry is regulated by federal, state and local governments. These regulations govern the production, sale and distribution of alcoholic beverages, including permitting, licensing, marketing and advertising. To operate its facilities, the Company must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including but not limited to, the Alcohol and Tobacco Tax and Trade Bureau (the "TTB"), the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. Governmental entities may levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Beginning in 2018, as a result of the "Tax Cuts and Jobs Act", the federal excise tax rate on hard seltzer and beer is $16 per barrel on all barrels below 6 million barrels produced annually. The top tier rate on hard cider (with alcohol by volume of 8.5% or less) is $0.226 per gallon, on hard cider (with non-qualifying fermentable fruits) is $1.07 per gallon, and on artificially carbonated wine (hard cider with high CO_2 levels) is $3.30 per gallon. Prior to 2018, the federal excise tax on beer and hard seltzer was $18 per barrel, on hard cider (with alcohol by volume of 8.5% or less) was $0.226 per gallon, on hard cider (with non-qualifying fermentable fruits) was $1.07 per gallon, and on artificially carbonated wine (hard cider with high CO_2 levels) was $3.30 per gallon. These lower rates for hard seltzer, beer and hard cider were made permanent at the end of 2020. States levy excise taxes at varying rates based on the type of beverage and alcohol content. Failure by the Company to comply with applicable federal, state or local laws and regulations could result in higher taxes, penalties, fees and suspension or revocation of permits, licenses or approvals. While there can be no assurance that any such regulatory action would not have a material adverse effect upon the Company or its operating results, the Company is not aware of any infraction affecting any of its licenses or permits that would materially impact its ability to continue its current operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We may encounter difficulties in maintaining relationships with suppliers, distributors and customers.

Our business success is, dependent, in part, on our ability to maintain, grow, and we cannot guarantee any current relationships with our suppliers, distributors, partners, customers, or any other entity or individual selling our products on a consumer-facing platform. We define "platform" as any physical or digital intermediary through which our products are sold, including, but not limited to, retail and marketplace websites and physical retail stores. We cannot predict the financial health of our customers or other platforms through which our products are sold, and, consequently, the maintenance of our current and/or future relationships cannot be guaranteed. The loss of one or more a customer accounts could significantly negatively impact our business.

We source certain packaging materials, such as aluminimum cans, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

We rely on third-party suppliers to provide basic ingredients for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate production of our products, or from whom we acquire such items, do not provide ingredients or packaging components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, basic ingredient subsystem.

The Company is vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The Company purchases large quantities of raw materials, including ingredients used in our products. Costs of ingredients and packaging, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand, and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. The sales prices to the Companies' customers are a delivered price. Therefore, changes in the Company's input costs could impact their gross margins. Their ability to pass along higher costs through price increases to their customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which the Company competes. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect the Company's results of operations. The Company buys from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond the Company's control. The Company does not have long-term contracts with many of their suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase their costs and disrupt their operation.

Competition

We are in a highly competitive industry and our sales could be negatively affected by numerous factors including:

- our inability to maintain or increase prices;
- new entrants in our market or categories;
- the decision of wholesalers, retailers or consumers to purchase competitors' products instead of ours; or
- a general decline in beverage alcohol consumption due to consumer dietary preference changes or consumers substituting or similar products in lieu of beverage alcohol.

Sales could also be affected by pricing, purchasing, financing, operational, advertising or promotional decisions made by wholesalers, state and other local agencies, and retailers which could affect their supply of, or consumer demand for, our products. We could also experience higher than expected selling, general and administrative expenses if we find it necessary to increase the number of our personnel or our advertising or marketing expenditures to maintain our competitive position or for other reasons. We cannot guarantee that we will be able to increase our prices to pass along to our customers any increased costs we incur.

We face competition from other companies that produce alcoholic beverage products, and other alternative products with similar benefits, make-up, and general likeness as our products.

Competition in our industry, specifically, the production, sale, marketing, and distribution of beverage products is vigorous, with a large number of businesses engaged in this industry. Many of our competitors have established reputations for successfully developing and marketing their products, including their own versions of alcoholic beverages that incorporate the same or similar ingredients as our products, including other alternative ingredients that are widely recognized as providing similar benefits to our ingredients. In addition, many of our competitors have greater financial, managerial and technical resources than we do. If we are not successful in competing in these markets, we may not be able to attain our business objectives.

Consolidation in the cocktail or spirits industry may impact our market share.

In all the countries where we operate, we compete with various cocktail manufacturers. Any consolidation in the market, as well as any further consolidation of our competitors, may increase their pricing and/or investment competitiveness, which could negatively affect our market share, and accordingly, our results.

The cocktail business is seasonal in nature, and we are likely to experience fluctuations in operating results.

Sales of cocktails are somewhat seasonal. Our sales volume may also be affected by weather conditions and selling days within a particular period. Therefore, the results for any given quarter will likely not be indicative of the results that may be achieved for the full fiscal year. If an adverse event such as an economic downturn or poor weather conditions should occur during the second and third quarters, the adverse impact to our revenues would likely be greater as a result of the seasonality of our business.

Dependence on limited facilities for production of our brands, and expansion and construction issues.

We are dependent on suppliers to fulfill our product requirements, both now as well as for the near term. There is always the potential risk of completion delays and cost overruns. Expansion of our suppliers' current production facilities and construction of new production facilities are subject to various regulatory and developmental risks, including but not limited to: (i) the ability to obtain timely certificate authorizations, necessary approvals and permits from regulatory agencies; (ii) potential changes in federal, state and local statutes and regulations, including environmental requirements, that prevent a project from proceeding or increase the anticipated cost of the project; (iii) inability to acquire rights-of-way or land or water rights on a timely basis; and (iv) inability to acquire the necessary energy supplies, including electricity, natural gas and diesel fuel. Any of these events could delay the expansion or construction of our suppliers' production facilities.

We may not be able to satisfy our product supply requirements for the brands in the event of a significant disruption, partial destruction or total destruction of our disillers or any aluminimum-can manufacturers, or difficulty shipping raw materials and product into or out of the United States.

We may not be able to produce or obtain sufficient quantities of our products to satisfy our our our customers' needs. Under such circumstances, we may be unable to obtain our spirits or other raw materials at a reasonable price from another source, if at all. A significant disruption at our suppliers, or any aluminimum-can manufacturer, even on a short-term basis, could impair our ability to produce and ship products to market on a timely basis. Alternative facilities with sufficient capacity or capabilities may not readily be available, may cost substantially more or may take a significant time to start production, any of which could have a material adverse effect on our business, liquidity, financial condition and/or results of operations.

Our inability to successfully manage the price gap between our private-label products and those of our branded
competitors may adversely affect our results of operation.

Competitors' branded products could have an advantage over our private label products primarily due to advertising and name recognition. When branded competitors focus on price and promotion, the environment for private label products becomes more challenging because the price gaps between private label and branded products can become less meaningful. At the retail level, private label products sell at a discount to those of branded competitors. If branded competitors continue to reduce the price of their products, the price of branded products offered to consumers may approximate or be lower than the prices of our private label products. Further, promotional activities by branded competitors such as temporary price rollbacks, buy-one-get-one-free offerings and coupons have the effect of price decreases. Price decreases taken by competitors could result in a decline in the Company's sales volumes.

We rely on a third-party co-packer to manufacture our beverage products.

We are subject to all of the risks inherent in relying upon a third party for the manufacture, distribution and labeling of its products, including the fact that the manufacturer may have a limited number of facilities or resources. If anything were to happen to such third parties, including our supplier's business failure, our own business could be materially adversely affected. If our co-packer does not complete production timely and of acceptable quality or if the products are not delivered in a timely manner, our customers may cancel orders or refuse the products, which would adversely affect sales and profitability. Additionally, our co-packer is subject to risk, including labor disputes, union organizing activities, financial liquidity, inclement weather, natural disasters, pandemics, supply constraints, and general economic and political conditions that could limit their ability to timely provide us with acceptable products, which could disrupt our supply of finished goods, or require that we incur additional expense by providing financial accommodations to the co-packer or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new co-pack arrangement with another provider. A new co-pack arrangement may not be available on terms as favorable to us as our existing co-pack arrangements, or at all. We do not have a contract with our co-packer, which can discontinue providing our products at any time. The success of our business depends, in part, on maintaining a strong sourcing and manufacturing platform. We believe that there are a limited number of competent, high-quality co-packers in the industry, and if we were required to obtain alternative or additional co-packing agreements or arrangements in the future, you have no assurance that we would be able to do so on satisfactory terms or in a timely manner. Our inability to continue or to enter into satisfactory co-packing agreements could limit our ability to implement our business plan or meet customer demand.

The Company depends on the performance of distributors to sell its product to end users.

The Company distributes its products through direct to consumer as well as to independent distributors for distribution to retail locations such as grocery and specialty stores and restaurants. Although we currently have a few wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all. Our distributors often represent competing brands and are to varying degrees influenced by their continued business relationships with competitors. Our business, financial condition and results of operations could be adversely affected if our products prove to be less attractive to our existing distributors, if we fail to attract additional distributors, or if our distributors do not market and promote our products above the products of our competitors.

Substantial disruption to production at our manufacturing, distillation and distribution facilities could occur.

A disruption in production at our manufacturing and distillation facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our facilities or those of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations. If there were a failure at a distillery, manufacturer or warehouser, our business would be adversely affected. The loss of a portion of our inventory – through fire, other natural or man-made disaster, contamination or otherwise – could result in a significant reduction in supply of our products. A consequence of any of the foregoing could result in our inability to meet consumder demand for the affected products for a period of time. Plus, there is no assurance that any insurance proceeds would cover the replacement value of our inventory and other assets if they were to be lost. There also is an inherent risk of forecasting imprecision in determining the quanity of stock to store in a given year for future consumption. The strategies we use to balance supply with fluctuations in consumer demand may not be effective in particular years, products or markets. As a consequence, we may be unable to meet consumder demand for affected products for a period of time, or we may have surplus inventory. Not having our products in the market on a consistent basis may adversely affect our brand equity and future sales.

Supply of quality water, agricultural and other raw materials, certain raw materials and packaging materials
purchased under short-term supply contracts, limited group of suppliers of glass bottles.

The quality and quantity of water available for use is important to the supply of our cocktails and our ability to operate our business. Water is a limited resource in many parts of the world and if climate patterns change and droughts become more severe, there may be a scarcity of water or poor water quality which may affect our production costs or impose capacity constraints. We are dependent on sufficient amounts of quality water for operation of our business, as well as to conduct our operations. The suppliers of the agricultural raw materials we purchase are also dependent upon sufficient supplies of quality water. If water available to our operations or the operations of our suppliers becomes scarce or the quality of that water deteriorates, we may incur increased production costs or face manufacturing constraints. In addition, water purification, desalination and waste treatment infrastructure limitations could increase costs or constrain operation of our production facilities. A substantial reduction in water supplies could result in material losses of crops, which could lead to a shortage of our product supply.

We are dependent upon an adequate supply of aluminimum for our canned cocktails.

Aluminum can costs are one of the largest components of our cost of product sold. We currently have a small number of suppliers of aluminium cans for our cocktail brands. In the U.S., aluminum cans have only a small number of producers. We may not be able to sustain any relationship with any supplier of our alumnimum-can requirements for our operations. To the extent any of the foregoing factors increases the costs of our finished products or lead to a shortage of our product supply, we could experience a material adverse effect on our business, liquidity, financial condition and/or results of operations.

Reliance on wholesale distributors, major retailers and government agencies

Local market structures and distribution channels vary worldwide. Within our primary market, we expect to offer a range of cocktail categories. In the U.S., we may sell our products to wholesalers for resale to retail outlets and directly to government agencies, and we may explore entering into exclusive arrangements with certain wholesalers that generate a large portion of sales. Any wholesalers and retailers of our products may offer products which compete directly with our products for retail shelf space, promotional support and consumer purchases, and wholesalers or retailers may give higher priority to products of our competitors. The replacement or poor performance of our major wholesalers, retailers or government agencies could result in temporary or longer-term sales disruptions or could have a material adverse effect on our business, liquidity, financial condition and/or results of operations.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

Our supply chain and retail sales may be adversely impacted due to the COVID-19 outbreak.

Continued concerns relating to COVID-19 have resulted in significant governmental measures being implemented to control the spread of the virus, including, among others, restrictions on manufacturing and the movement of employees in many regions of the country. As a result of COVID-19 and the measures designed to contain the spread of the virus, our third-party manufacturers may not have the materials, capacity, or capability to manufacture our products according to our schedule and specifications. If our third party manufacturers' operations are curtailed, we may need to seek alternate manufacturing sources, which may be more expensive. Alternate sources may not be available or may result in delays in shipments to us from our supply chain and subsequently to our customers, each of which would affect our results of operations. While the disruptions and restrictions on the ability to travel, quarantines, and temporary closures of the facilities of our third-party manufacturers and suppliers, as well as general limitations on movement in the region are expected to be temporary, the duration of the production and supply chain disruption, and related financial impact, cannot be estimated at this time. Should the production and distribution closures continue for an extended period of time, the impact on our supply chain could have a material adverse effect on our results of operations and cash flows. The COVID-19 outbreak could also delay our release or delivery of new or product offerings or require us to make unexpected changes to such offerings, which may materially adversely affect our business and operating results. Finally, as a result of the governmental restrictions to control the spread of the COVID- 19 outbreak, we have experienced, along with wholesale partner stores, store closures and a decrease in consumer traffic, which will have a material adverse effect on our results of operations. Our operating results could also continue to be adversely affected to the extent that the COVID-19 outbreak harms the economy in general. In addition, the COVID-19 outbreak could result in an economic downturn that could affect demand for our products and materially adversely affect our business, operating results, and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain materials in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Contamination and degradation of product quality from diseases, pests and weather conditions

Our success depends upon the positive image that consumers have of our brands and of the safety and quality of our products. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brands, could adversely affect their sales. Various diseases, pests, fungi, viruses, drought, frosts and certain other weather conditions could affect the quality and quantity of the spirits in our cocktails and other agricultural raw materials available, decreasing the supply and quality of our products. We cannot guarantee that our suppliers of agricultural raw materials will succeed in preventing contamination in fields or that we will succeed in preventing contamination. Future government restrictions regarding the use of certain materials used in growing agricultural raw materials may increase costs and/or reduce production of crops. It is also possible that a supplier may not provide materials or product components which meet our required standards or may falsify documentation associated with the fulfillment of those requirements.

Product contamination or tampering or the failure to maintain our standards for product quality, safety and integrity, including with respect to raw materials, naturally occurring compounds, packaging materials or product components obtained from suppliers, may also reduce demand for our products or cause production and delivery disruptions. Contaminants or other defects in raw materials, packaging materials or product components purchased from third parties and used in the production of our cocktail products or defects in the distillation process could lead to low beverage quality as well as illness among, or injury to, consumers of our products and may result in reduced sales of the affected brand or all our brands.

If any of our products become unsafe or unfit for consumption, are misbranded, or cause injury, we may have to engage in a product recall and/or be subject to liability and incur additional costs. A widespread product recall, multiple product recalls, or a significant product liability judgment could cause our products to be unavailable for a period, which could further reduce consumer demand and brand equity.

Climate change and environmental regulatory compliance

Our business depends upon agricultural activity and natural resources. There has been much public discussion related to concerns that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. Severe weather events, such as drought or flooding, or prolonged cold winters, and other climate change, may negatively affect agricultural productivity in the regions from which we presently source our various agricultural raw materials. Decreased availability of our raw materials may increase the cost of goods for our products. Severe weather events or changes in the frequency or intensity of weather events can also disrupt our supply chain, which may affect production operations, insurance cost and coverage, as well as delivery of our products to wholesalers, retailers and consumers. Natural disasters such as floods and earthquakes may also negatively impact the ability of consumers to purchase our products.

We may experience significant future increases in the costs associated with environmental regulatory compliance, including fees, licenses, and the cost of capital improvements for our operating facilities to meet environmental regulatory requirements. In addition, we may be party to various environmental remediation obligations arising in the normal course of our business or relating to historical activities of businesses we acquire. Due to regulatory complexities, uncertainties inherent in litigation and the risk of unidentified contaminants in our current and former properties, the potential exists for remediation, liability and indemnification costs to differ materially from the costs that we have estimated. We may incur costs associated with environmental compliance arising from events we cannot control, such as unusually severe floods, hurricanes, earthquakes or fires. We cannot assure you that our costs in relation to these matters will not exceed our projections or otherwise have a material adverse effect upon our business, liquidity, financial condition or results of operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Description of the Business

All the flavor, none of the work. Troop is a no nonsense cocktail that's on a mission to do things right and do right by others. That means 100% real ingredients, craft spirits, and a promise to give back. At Troop, we drink differently. We believe in quality over quantity. Freshness over fussiness. Full flavored over watered down. Because we're here for a new class of drinkers. And this one is for them: A real cocktail with craft spirits and honest ingredients in a ready-to-go, let's- make- some-memories can.

Business Plan

Troop sells ready-to-drink canned cocktails across three primary channels: Wholesale, Hospitality, and Direct to consumer through DrinkTroop.com.

Our wholesale distributors give us access to top-tier groceries, regional chains, independent retailers, bars, and restaurants throughout California and Texas. We will expand our wholesale distribution to 3–5 more states in 2022, and 10–12 more states in 2023, with a goal to achieve national distribution by 2024.

Troop also sells to hotels, venues, and stadiums. The convenient quality cocktails we offer provide hospitality sites a convenient and quality option to serve guests. Over time, we plan to expand into additional hotels, venues, and stadiums. We will also sell to travel providers, such as air lines and cruise ships.

Our direct-to-consumer channel offers customers the opportunity to purchase Troop on the internet for delivery. As we scale our wholesale distribution, we will use our direct-to-consumer channel to identify areas of demand and plan expansion. We will also grow this channel revenue using digital, social, and event-based marketing tactics.

We've developed a detailed growth strategy to vastly expand our scope of distribution, increase overall revenue, and improve margins to 65% (up from 45-55% currently).

Our state of the art distillery in Napa, CA, has the capacity to scale to 150K+ cases per year, allowing us to enter into large contracts with national retailers.

The Company's Products and/or Services

Product / Service	Description	Current Market
Rum Mojito	A good time drink made for warm summer nights. The mojito brings a little sunshine to any occasion. Born out of the rich and vibrant culture of Cuba, it's hard not to slow down and let loose with this cocktail in hand. Bring it along to your neighborhood block party	Wholesale retail in CA and nationwide DtC, targeting the cocktail curious, ingredient conscious Millennial and Gen Z drinkers.

	or backyard soiree. Dress it up with a highball glass, muddled mint leaves, and lime wedge.	
Bourbon Smash	A twist on the classic summer sipper typically shared at race tracks and club houses. The Bourbon Smash conjures a nostalgic taste without the pretension (or seersucker attire). It pairs perfectly with a sunset picnic or evening poker night. To dress it up, pour in a rocks glass, add an oversized ice cube and lemon wedge and get sippin'.	Wholesale retail in CA and nationwide DtC, targeting the cocktail curious, ingredient conscious Millennial and Gen Z drinkers.
Gin Spritz	If an Aperol spritz and a negroni had a love child, it would taste something like this. A fine blend of bitter and sweet, smooth and fizzy, dry and botanical. It's a refreshingly easy sip that pairs delightfully with palazzo-style dining, beach lounging, or weekend brunching. Dress it up with a wine glass, a few ice cubes, and an orange peel. Make it extra saucy with an obnoxiously large hat and a tacky drink umbrella for shits and giggles.	Wholesale retail in CA and nationwide DtC, targeting the cocktail curious, ingredient conscious Millennial and Gen Z drinkers
Vodka Lemonade	Welcome to the adult lemonade stand. It's a whole lot better. Bright and tart, leveled up with fresh basil notes. It's the endless summer sipper you'll come back to time and time again. Pairs perfectly with a tennis match -- whether you're a player or spectator. To dress it up, pour over crushed ice in a collins glass garnished with the tiniest parts of the basil flower.	Wholesale retail in CA and nationwide DtC, targeting the cocktail curious, ingredient conscious Millennial and Gen Z drinkers
Tequila Paloma	All the way from Jalisco, here to say Salud! This isn't a one-note tequila soda. It's a complex thirst-quencher that balances tart grapefruit, sweet agave, smoky tequila, and a sprinkle of salt. None of us is just one thing, so get ready to mix it up with the Tequila Paloma. It'll take you from hot days to long nights, whether or not you have an outfit change ready. Perfect in a tumbler on the rocks with a salted rim.	Wholesale retail in CA and nationwide DtC, targeting the cocktail curious, ingredient conscious Millennial and Gen Z drinkers

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Our competitors are Cutwater Spirits, which is a canned cocktail company owned and operated by AB InBev; High Noon, which is a vodka-based seltzer company owned and operated by E.J. Gallo Company; Club Cocktails, which is a legacy canned cocktail company with similar size and format as Troop.

What sets us apart:

- o Own the at-home cocktail occasion - Troop provides the cocktail option that best aligns with the twilight hours, 4-7pm, when consumers most want to sit back and enjoy a cocktail. We're an evening oriented brand, package, and line of drinks meant to enhance any get together.

- o Cocktails without compromise - Available in soon to be 5 distinct serves -- Rum Mojito, Bourbon Smash, Gin Spritz, Tequila Paloma, and Vodka Lemonade -- each cocktail is only 125 calories with 3g added sugars. Our cocktails are full flavor and full strength, and still align with consumer' health and wellness goals.

- o Real ingredients - We are bold and transparent about the ingredients we use. Consumers deserve to know what they're drinking, and we're here to give them the high quality that they've come to expect across all consumer categories.

- o Commitment to give back - Now more than ever, the brands we choose act as a statement about our values. Consumers care about more than product, but what a brand stands for. Troop is a female- and LGBQT-owned brand committed to making a difference in the alcohol world. We're also a 1% for the Planet brand, and we regularly partner up with nonprofit organizations to host events, volunteer, and get the Troop involved.

Customer Base

Troop's customers are the Real Ones. The sippers and savorers. The small-talk rejectors and conversation relishers. Those who don't measure fun in shots or calories, but in belly laughs and how much fun they had. A new class of drinkers, who won't settle for anything less than absolutely delicious. Our core customer is 30-45 and believes they shouldn't sacrifice on flavor or ingredient quality when it comes to their drinks. They are cocktail curious, ingredient conscious tastemakers in their friend groups. They want to bring authenticity and adventure to the party, so they show up with Troop instead of seltzer, wine, or beer. They're trading up to spirit-based cocktails for a number of reasons, including higher-quality flavor, a more premium drink, and because they prefer their spirit-of-choice as an alcohol base.

Supply Chain

Troop purchases the ingredients and dry goods through a variety of of suppliers. If these suppliers experience any shortages, Troop has alternatives. This information is listed below.

Goods	Description	Supplier(s)
Spirits	Base Spirits for Troop's drinks, and supplies to create spirits for Troop's drinks.	Signature Spirits Agave Azul San Jose UltraPure, LLC J.B. Thome & Co., Inc. MGW World Ltd
Juices & botanicals	Citrus and other juices used as mixers and flavorings. Dry goods such as teas and herbs used to flavor Troop's cocktails.	San Francisco Herb Co. Numi Tea Tradin Organic Real Food Marketing Ventura Coastal, LLC
Cans, Ends, Labels	Aluminum Cans, ends, and labels to package Troop's cocktails.	Wildpack Beverages Stephen Gould Gamer Packaging, LLC
Paper and Corrugated	Paper and cardboard that makes Troop's 4-pack and 24-pack case packaging.	Capital Corrugated Golden West Packaging Stephen Gould

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5927686	TROOP	WORD MARK	06/15/2018	12/03/2019	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities, including licensed as a Distilled Spirits Wholesaler holding a Wholesaler Basic Permit from the Alcohol and Tobacco Tax & Trade Bureau (TTB), which Permit Number is CA-P-24848. The Company is also a licensed Wholesaler in the state of California, and holds a Type 18 Wholesaler License from the California Department of Alcoholic Beverage Control (ABC), which ABC license number is 18-611641. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Caroline DesRosiers	Founder, Chief Executive Officer, President, Secretary and Director	As the Company's CEO, Ms. DesRosiers manages all day to day activities related to sales, distribution, marketing and brand. From 2018 - 2019, she was also affiliated or employed by Ignyte Group, LLC where she was a Consultant and Business Advisor. Caroline was the only female on the leadership team at a boutique brand and technology consulting firm. She oversaw 6-10 projects at a time, managing 4-8 consultants on any given projects. Projects included branding, process improvement, and technology modernization. She also oversaw all aspects of recruiting, hiring, and HR.	The College of William & Mary Raymond A Mason School of Business, Bachelor of Business Administration (B.B.A), Finance, 2014
Reed DesRosiers	Founder, Chief Financial Officer, Chief Operating Officer and Director	As the Company's COO, Mr. DesRosiers manages all day to day operations related to production, supply chain, digital marketing, eCommerce, and more. During 2018 through the date hereof, he was also affiliated or employed by Autodesk, Inc. where he was a Product Manager responsible for building and delivering software products. He also manages a team of four other Product Managers.	Johns Hopkins University, Master of Science (M.S.), – Educational Studies, 2016 Cornell University, Bachelor of Science (B.S.), Policy Analysis and Management, 2014

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

The Company's by-laws provide that it will indemnify its directors and executive officers (for the purposes of this Article, "executive officers" has the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the fullest extent not prohibited by the Delaware General Corporation Law ("DGCL") or any other applicable law; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the corporation will not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under the operative section of the by-laws.

The Company also entered into an indemnification agreement with each of Caroline DesRosiers and Reed DesRosiers, under which the Company is obligated to provide certain indemnification, advancement, defense assumption and insurance rights.

Employees

The Company currently has 4 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	7,200,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional common stock which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	76.76%

Outstanding Options, Safes, Convertible Notes, and Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	**2019A Series Convertible Notes**
Face Value	$105,000
Voting Rights	None
Anti-Dilution Rights	None

Material Terms	**Interest**: Simple interest on the outstanding principal amount at the rate of 2% per annum. All unpaid interest and principal shall be due and payable upon request of certain majority holders on or after December 31, 2022. **Conversion Upon a Qualified Financing**: In the event that the Company issues and sells shares of its equity securities ("Equity Securities") to investors (the "Investors") on or before the January 19, 2021 ("Maturity Date") in an equity financing with total proceeds to the Company of not less than $750,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of the Note and any unpaid accrued interest shall automatically convert in whole without any further action by the holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80. The issuance of Equity Securities pursuant to the conversion of the Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. Notwithstanding this paragraph, if the conversion price of the Notes as determined pursuant to this paragraph (the "Conversion Price") is less than the price per share at which Equity Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert the Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing relative to the purchase price paid by the Investors. **Conversion upon Change of Control**: If the Company consummates a Change of Control (as defined below) while the Note remains outstanding, the Company shall repay the holder in cash in an amount equal to the outstanding principal amount of the Note plus any unpaid accrued interest on the original principal. For purposes of the Note, a "Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or

	reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional warrants, and any warrant upon exercise, which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.40%*

*Conversion of these Notes is based on a 20% discount off the $8,000,000 valuation cap of the Securities and the outstanding principal and interest accrued.

Type	**2020A Series Convertible Notes**
Face Value	$205,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	**Interest**: Simple interest on the outstanding principal amount at the rate of 5% per annum. All unpaid interest and principal shall be due and payable upon request of the certain majority holders on or after the on or after on or after December 31, 2022. **Conversion Upon a Qualified Financing**: In the event that the Company issues and sells shares of its equity securities ("Equity Securities") to investors (the "Investors") on or before the

eighteen month anniversary of the date of the Note ("Maturity Date") in an equity financing with total proceeds to the Company of not less than $2,000,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of the Note and any unpaid accrued interest shall automatically convert in whole without any further action by the holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lower of (i) the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, or (ii) the quotient resulting from dividing $8,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other convertible securities issued for capital raising purposes). The issuance of Equity Securities pursuant to the conversion of the Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. Notwithstanding this paragraph, if the conversion price of the Notes as determined pursuant to this paragraph (the "Conversion Price") is less than the price per share at which Equity Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert the Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing relative to the purchase price paid by the Investors.

Conversion upon Change of Control: If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, the holder shall receive, at holder's election, (i) cash in an amount equal to the outstanding principal amount of the note plus any unpaid accrued interest on the original principal, or (ii) the amount that the holder would have received pursuant to the Change of Control if it held a number of common shares of the Company immediately prior to the consummation of the Change of Control equal to the quotient of

	the aggregate amount of the principal and accrued interest immediately prior to the consummation of the Change of Control divided by the price per common share to be paid to the holders of common stock in the Change of Control. For purposes of the Note, a "Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. **Conversion in the Event of No Qualified Financing or Change of Control by Maturity Date**. If the Company fails to consummate a Qualified Financing or a Change of Control prior to the Maturity Date, the Holder may, at its election, convert the Note into such number of shares of Common Stock of the Company equal to the quotient of the outstanding principal plus the accrued interest divided by the price obtained by dividing $8,000,000 by the number of outstanding shares of Common Stock of the Company (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other indebtedness).
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional convertible notes, and any convertible note upon conversion, which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion	2.19%*

prior to the Offering if convertible securities).	

* Conversion of these Notes is based on the valuation cap of the Securities and the outstanding principal and interest accrued.

Type	2020B Series Convertible Notes
Face Value	$95,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	**Interest**: Simple interest on the outstanding principal amount at the rate of 5% per annum. All unpaid interest and principal shall be due and payable upon request of the certain majority holders on or after December 31, 2022. **Conversion Upon a Qualified Financing**: In the event that the Company issues and sells shares of its equity securities ("Equity Securities") to investors (the "Investors") on or before the eighteen month anniversary of the date of the Note ("Maturity Date") in an equity financing with total proceeds to the Company of not less than $2,000,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of the Note and any unpaid accrued interest shall automatically convert in whole without any further action by the holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lower of (i) the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, or (ii) the quotient resulting from dividing $6,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other convertible securities issued for capital raising purposes). The issuance of Equity Securities pursuant to the conversion of the Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. Notwithstanding this paragraph, if the conversion price of the Notes as determined pursuant to this paragraph (the "Conversion Price") is less than the price per share at which Equity Securities are issued in the Qualified Financing,

the Company may, solely at its option, elect to convert the Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing relative to the purchase price paid by the Investors.

Conversion upon Change of Control: If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, the holder shall receive, at holder's election, (i) cash in an amount equal to the outstanding principal amount of the note plus any unpaid accrued interest on the original principal, or (ii) the amount that the holder would have received pursuant to the Change of Control if it held a number of common shares of the Company immediately prior to the consummation of the Change of Control equal to the quotient of the aggregate amount of the principal and accrued interest immediately prior to the consummation of the Change of Control divided by the price per common share to be paid to the holders of common stock in the Change of Control. For purposes of the Note, a "Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof.

Conversion in the Event of No Qualified Financing or Change of Control by Maturity Date. If the Company fails to

	consummate a Qualified Financing or a Change of Control prior to the Maturity Date, the Holder may, at its election, convert the Note into such number of shares of Common Stock of the Company equal to the quotient of the outstanding principal plus the accrued interest divided by the price obtained by dividing $6,000,000 by the number of outstanding shares of Common Stock of the Company (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other indebtedness).
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional convertible notes, and any convertible note upon conversion, which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.35%*

* Conversion of these Notes is based on their $6,000,000 valuation cap and the outstanding principal and interest accrued.

Type	2021A Series Convertible Notes
Face Value	$97,500
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	**Interest**: Simple interest on the outstanding principal amount at the rate of 5% per annum. All unpaid interest and principal shall be due and payable upon request of the certain majority holders on or after December 31, 2022. **Conversion Upon a Qualified Financing**: In the event that the Company issues and sells shares of its equity securities ("Equity Securities") to investors (the "Investors") on or before the eighteen month anniversary of the date of the Note ("Maturity Date") in an equity financing with total proceeds to the Company of not less than $2,000,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes

(e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of the Note and any unpaid accrued interest shall automatically convert in whole without any further action by the holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lower of (i) the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, or (ii) the quotient resulting from dividing $6,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other convertible securities issued for capital raising purposes). The issuance of Equity Securities pursuant to the conversion of the Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. Notwithstanding this paragraph, if the conversion price of the Notes as determined pursuant to this paragraph (the "Conversion Price") is less than the price per share at which Equity Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert the Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing relative to the purchase price paid by the Investors.

Conversion upon Change of Control: If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, the holder shall receive, at holder's election, (i) cash in an amount equal to the outstanding principal amount of the note plus any unpaid accrued interest on the original principal, or (ii) the amount that the holder would have received pursuant to the Change of Control if it held a number of common shares of the Company immediately prior to the consummation of the Change of Control equal to the quotient of the aggregate amount of the principal and accrued interest immediately prior to the consummation of the Change of Control divided by the price per common share to be paid to the holders of common stock in the Change of Control. For purposes of the

	Note, a "Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. **Conversion in the Event of No Qualified Financing or Change of Control by Maturity Date**. If the Company fails to consummate a Qualified Financing or a Change of Control prior to the Maturity Date, the Holder may, at its election, convert the Note into such number of shares of Common Stock of the Company equal to the quotient of the outstanding principal plus the accrued interest divided by the price obtained by dividing $6,000,000 by the number of outstanding shares of Common Stock of the Company (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other indebtedness).
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional convertible notes, and any convertible note upon conversion, which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.35%*

* Conversion of these Notes is based on their $6,000,000 valuation cap and the outstanding principal and interest accrued.

Type	Warrant
Face Value	Up to that number of shares of the Company's common stock equal to 4% of the fully-diluted capitalization immediately following the closing of a certain first equity financing of the Company (the "Warrant Stock").
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Beginning on the June 8, 2020, the warrant may be exercised to the extent of not more than fifty percent (50%) of the Warrant Stock. After Company holds meetings with three (3) distributors and two (2) sales agencies, all such meetings arranged by the holder of the warrant, the warrant may be exercised to the extent of not more than twenty five percent (25%) of the Warrant Stock. After the Company raises one million dollars ($1,000,000) in committed capital from investors introduced to Company by the holder of the warrant, the warrant may be exercised to the extent of not more than twenty five percent (25%) of the Warrant Stock. "Equity Financing" shall mean an equity financing with total proceeds to the Company of not less than $2,000,000. "Exercise Period" shall mean the period commencing on June 8, 2020 and ending five years later, unless sooner terminated under the warrant. "Exercise Price" shall mean $0.01 per share, subject to certain adjustments.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional warrants, and any warrant upon exercise, which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.0%

Type	2018 Equity Incentive Plan (the "Plan")
Reserved/Outstanding Shares of Common Stock	800,000 / 0
Voting Rights	None, except for voting rights with respect to any stock-based awards
Anti-Dilution Rights	None
Material Terms	Plan provides for the grant of the following types of Stock Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) Stock Appreciation Rights, (iv) Restricted Stock Awards, (v) Restricted Stock Unit Awards and (vi) Other Stock Awards.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may increase the number of shares of common stock that may be issued under the Plan, which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	8.53%

Type	Crowd SAFE
Face Value	$344,535.96
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Discount: 20% Valuation Cap: $8,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may increase the number of shares of common stock that may be issued under the Plan, which may limit, dilute or qualify the Securities.

Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.67%

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Convertible Note Securities
Face Value	$502,500
Interest Rate and Amortization Schedule	See above
Description of Collateral	None
Other Material Terms	See above
Maturity Date	See above

Type	Revolving Credit Agreements
Creditors	American Express Business and Chase Business
Amount Outstanding	$78,894.91
Interest Rate and Amortization Schedule	Chase - 13.24% APR Amex – 16.24% APR
Description of Collateral	None
Other Material Terms	None
Maturity Date	n/a

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Caroline DesRosiers	3,600,000 shares of common stock, par value $0.0001 per share	50%
Reed DesRosiers	3,600,000 shares of common stock, par value $0.0001 per share	50%

**FINANCIAL INFORMATION**

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$186,316	($371,019)	$0

Operations

Troop Beverage Co. (the "**Company**") was incorporated on April 2, 2018 under the laws of the State of Delaware, and is headquartered in San Francisco, CA.

Liquidity and Capital Resources

On March 4, 2022, the Company closed an offering pursuant to Regulation CF and raised $344,535.96.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

All Convertible Note maturity dates were extended to December 31, 2022 by way of an Omnibus Amendment.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$720.00	7,200,000 shares of Common Stock	General corporate	05/23/2018	Section 4(a)(2)
2019A Series of Convertible Notes	$105,000	7 Convertible Notes	General Corporate	06/30/2019 – 07/19/2019	Section 4(a)(2)
2020A Series of Convertible Notes	$205,000	4 Convertible Notes	General Corporate	03/09/2020 – 05/16/2020	Section 4(a)(2)
Warrant	n/a	1 Warrant	n/a	June 8, 2020	Section 4(a)(2)
2020B Series of Convertible Notes	$95,000	5 Convertible Notes	General Corporate	08/01/2020 – 08/26/2020	Section 4(a)(2)
2021A Series of Convertible Notes	$97,500	7 Convertible Notes	General Corporate	03/12/2021 – 05/24/2021	Section 4(a)(2)
Crowd SAFEs	$344,535.96	344,535.96 face value of SAFEs	General Corporate	03/05/2022	Reg CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- **Reed DesRosiers and Caroline DesRosiers**: The Company entered into Common Stock Purchase Agreements with Reed DesRosiers and Caroline DesRosiers on May 23, 2018, under which the Company issued and sold to each of them 3,600,000 shares of common stock, par value $0.0001 per share. Each of them are subject to a vesting period of four years with a one-year cliff and an acceleration provision relating to a certain change of control, and the Company entered into indemnification agreements with each of them providing for indemnification, advancement, defense assumption and insurance rights.
- **Mark Gensheimer**: The Company issued a 2020B Series Convertible Note to Mark Gensheimer on August 1, 2020, under which Mr. Gensheimer loaned $50,000 to the Company in exchange for such note, which note has the same material terms as the other notes in 2020B Series Convertible Note. The Company issued a 2019A Series Convertible Note to Mark Gensheimer on May 1, 2019, under which Mr. Gensheimer loaned $25,000 the Company in exchange for such note, which note has the same material terms as the other notes in 2019A Series Convertible Note. Mr. Gensheimer is a member of the family of Reed DesRosiers and Caroline DesRosiers, neither of which has any direct or indirect interest in such transaction.
- **Mark Gensheimer**: The Company issued a 2019A Series Convertible Note to Mark Gensheimer on May 1, 2019, under which Mr. Gensheimer loaned $25,000 the Company in exchange for such note, which note has the same material terms as the other notes in 2019A Series Convertible Note. Mr. Gensheimer is a member of the family of Reed DesRosiers and Caroline DesRosiers, neither of which has any direct or indirect interest in such transaction.
- **Brandon Means**: The Company issued a 2019A Series Convertible Note to Brandon Means on June 11, 2019, under which Mr. Means loaned $10,000 the Company in exchange for such note, which note has the same material terms as the other notes in 2019A Series Convertible Note. Mr. Means is a member of the family of Reed

DesRosiers and Caroline DesRosiers, neither of which has any direct or indirect interest in such transaction.

- **Vincent and Tammy DesRosiers**.The Company issued a 2019A Series Convertible Note to Vincent and Tammy DesRosiers on September 1, 2019, under which they loaned $10,000 to the Company in exchange for such note, which note has the same material terms as the other notes in 2019A Series Convertible Note. Vincent and Tammy DesRosiers are members of the family of Reed DesRosiers and Caroline DesRosiers, neither of which has any direct or indirect interest in such transaction.
- **Taylor DesRosiers George**.The Company issued a 2019A Series Convertible Note to Taylor DesRosiers George on June 30, 2019, under which Ms. George loaned $5,000 to the Company in exchange for such note, which note has the same material terms as the other notes in 2019A Series Convertible Note. Ms. Geroge is a member of the family of Reed DesRosiers and Caroline DesRosiers, neither of which has any direct or indirect interest in such transaction.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Caroline DesRosiers *Caroline DesRosiers*
(Signature)

Caroline DesRosiers
(Name)

Chief Executive Officer
(Title)

04 / 26 / 2022
(Date)

I, Caroline DesRosiers, the Chief Executive Officer of Troop Beverage Co., certify that the financial statements of Troop Beverage Co. included in this Form are true and complete in all material respects.

/s/Caroline DesRosiers *Caroline DesRosiers*
(Signature)

Caroline DesRosiers
(Name)

Chief Executive Officer
(Title)

04 / 26 / 2022
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Caroline DesRosiers   *Caroline DesRosiers*

(Signature)

Caroline DesRosiers

(Name)

Director

(Title)

04 / 26 / 2022

(Date)

/s/ Reed DesRosiers

(Signature)

Reed DesRosiers

(Name)

Director

(Title)

04 / 26 / 2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

2021 Quarterly Management Report

Troop Beverage Co.
For the period ended December 31, 2022

TROOP

Prepared by

Benchmark Cloud Accounting, Inc

Prepared on

February 8, 2022

Table of Contents

2021 Qtr Report:Balance Sheet

As of December 31, 2021

	Jan - Mar, 2021	Apr - Jun, 2021	Jul - Sep, 2021	Oct - Dec, 2021
ASSETS				
Current Assets				
Bank Accounts				
100000 Cash and cash equivalent				-3,750.00
100100 Chase x7825	54,725.96	16,116.78	34,496.11	9,458.11
100500 Shopify Clearing Account	0.00	0.00	424.47	7,268.92
100600 Stripe Clearing Account	0.00	58.15	-873.55	-2,029.51
100700 PayPal	221.62	1,001.74	51.63	1,335.30
Total 100000 Cash and cash equivalent	**54,947.58**	**17,176.67**	**34,098.66**	**12,282.82**
Total Bank Accounts	**54,947.58**	**17,176.67**	**34,098.66**	**12,282.82**
Accounts Receivable				
120000 Accounts Receivable (A/R)	4,896.35	6,984.35	154,150.35	17,524.38
Total Accounts Receivable	**4,896.35**	**6,984.35**	**154,150.35**	**17,524.38**
Other Current Assets				
120100 Other Receivables	0.00	0.00	0.00	4,896.35
140000 Prepaid Expenses	2,986.86	1,939.14	1,096.94	215.81
155000 Short Term Deposit	0.00	0.00	0.00	0.00
168000 Deferred Royalty	0.00	0.00	0.00	0.00
169000 Inventory				
169100 Raw Materials Inventory				
169101 Raw Materials Inventory Purchases	35,105.32	95,680.92	176,415.83	425,796.56
169102 Raw Materials Inventory Used		-160,052.96	-238,720.42	-368,678.48
Total 169100 Raw Materials Inventory	**35,105.32**	**-64,372.04**	**-62,304.59**	**57,118.08**
169500 Finished Goods Inventory				
169501 Finished Goods Inventory Produced		159,467.96	250,015.42	410,729.48
169502 Finished Goods Shipped	-34,854.30	-59,994.52	-156,542.38	-239,783.53
Total 169500 Finished Goods Inventory	**-34,854.30**	**99,473.44**	**93,473.04**	**170,945.95**
Total 169000 Inventory	**251.02**	**35,101.40**	**31,168.45**	**228,064.03**
Total Other Current Assets	**3,237.88**	**37,040.54**	**32,265.39**	**233,176.19**
Total Current Assets	**63,081.81**	**61,201.56**	**220,514.40**	**262,983.39**
Fixed Assets				
170000 Fixed Assets	2,160.53	2,160.53	2,160.53	2,160.53
180000 Accumulated Depreciation	-1,260.21	-1,440.24	-1,620.27	-1,680.28
Total Fixed Assets	**900.32**	**720.29**	**540.26**	**480.25**
TOTAL ASSETS	**$63,982.13**	**$61,921.85**	**$221,054.66**	**$263,463.64**
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				

	Jan - Mar, 2021	Apr - Jun, 2021	Jul - Sep, 2021	Oct - Dec, 2021
Accounts Payable				
200000 Accounts Payable (A/P)	6,738.83	42,393.87	44,376.98	185,142.74
Total Accounts Payable	**6,738.83**	**42,393.87**	**44,376.98**	**185,142.74**
Credit Cards				
205000 Chase Credit Card x7992	55,581.64	53,973.91	52,887.90	52,887.90
205100 Chase - CC	0.00	0.00	-531.90	-19,794.76
205200 Chase - Reed	0.00	0.00	960.00	16,394.95
Total 205000 Chase Credit Card x7992	**55,581.64**	**53,973.91**	**53,316.00**	**49,488.09**
206000 American Express x2003	7,780.78	15,299.23	27,559.91	57,543.52
Total Credit Cards	**63,362.42**	**69,273.14**	**80,875.91**	**107,031.61**
Other Current Liabilities				
210000 Sales Tax Payable	0.00	0.00	-739.00	-739.00
220000 Accrued Liabilities	6,241.16	6,298.16	9,298.16	9,298.16
245000 Payroll Clearing	0.00	526.01	1,052.02	1,052.02
Total Other Current Liabilities	**6,241.16**	**6,824.17**	**9,611.18**	**9,611.18**
Total Current Liabilities	**76,342.41**	**118,491.18**	**134,864.07**	**301,785.53**
Long-Term Liabilities				
300000 Investor Convertible Notes	455,000.00	512,500.00	582,500.00	607,500.00
300100 Accrued Interest	16,167.26	20,658.58	20,658.58	20,658.58
Total 300000 Investor Convertible Notes	**471,167.26**	**533,158.58**	**603,158.58**	**628,158.58**
Total Long-Term Liabilities	**471,167.26**	**533,158.58**	**603,158.58**	**628,158.58**
Total Liabilities	**547,509.67**	**651,649.76**	**738,022.65**	**929,944.11**
Equity				
315000 Common Stock	720.00	720.00	720.00	720.00
360000 Additional Paid In Capital				
360100 APIC - Common Stock	98,131.95	98,131.95	200,631.95	200,631.95
Total 360000 Additional Paid In Capital	**98,131.95**	**98,131.95**	**200,631.95**	**200,631.95**
390000 Retained Earnings	-498,312.75	-498,312.75	-498,312.75	-498,312.75
Opening Balance Equity		0.00	23,760.00	23,760.00
Net Income	-84,066.74	-190,267.11	-243,767.19	-393,279.67
Total Equity	**-483,527.54**	**-589,727.91**	**-516,967.99**	**-666,480.47**
TOTAL LIABILITIES AND EQUITY	**$63,982.13**	**$61,921.85**	**$221,054.66**	**$263,463.64**

2021 Qtr Report:Profit and Loss

January - December 2021

	Jan - Mar, 2021	Apr - Jun, 2021	Jul - Sep, 2021	Oct - Dec, 2021	Total
INCOME					
400000 Revenue					0.00
410000 Canned Cocktails					0.00
410100 Rum Mojito	25,212.00	11,436.23	60,148.88	12,051.35	108,848.46
410200 Bourbon Smash	21,978.00	12,808.45	37,528.85	5,672.31	77,987.61
410300 Gin Spritz	21,318.00	13,415.17	42,453.26	3,702.01	80,888.44
410400 Troop Tequila Paloma			11,880.00	35,354.09	47,234.09
410500 Troop Vodka Lemonade			11,880.00	37,849.07	49,729.07
Total 410000 Canned Cocktails	**68,508.00**	**37,659.85**	**163,890.99**	**94,628.83**	**364,687.67**
420000 Other Revenue					0.00
430000 Services				50,239.89	50,239.89
450000 Marketing Event	428.00	585.00	0.00	0.00	1,013.00
460000 Shipping Revenue	1,666.91	-56.77	-604.20	939.50	1,945.44
Total 420000 Other Revenue	**2,094.91**	**528.23**	**-604.20**	**51,179.39**	**53,198.33**
Total 400000 Revenue	**70,602.91**	**38,188.08**	**163,286.79**	**145,808.22**	**417,886.00**
Total Income	**70,602.91**	**38,188.08**	**163,286.79**	**145,808.22**	**417,886.00**
COST OF GOODS SOLD					
520000 Cost of Goods Sold		0.00	0.00	0.00	0.00
520001 COGS - Product	0.00	-585.00	0.00	0.00	-585.00
520100 Component - COGS	5,366.25	3,538.07	15,181.35	7,945.53	32,031.20
520200 Packaging - COGS	15,016.72	17,427.20	36,509.13	21,430.48	90,383.53
520300 Fill & Pack - COGS	17,496.00	11,390.40	53,265.60	25,459.20	107,611.20
524000 Shipping, Freight & Delivery_Drink Items	6,670.63	7,505.72	7,470.20	5,970.84	27,617.39
Total 520000 Cost of Goods Sold	**44,549.60**	**39,276.39**	**112,426.28**	**60,806.05**	**257,058.32**
Total Cost of Goods Sold	**44,549.60**	**39,276.39**	**112,426.28**	**60,806.05**	**257,058.32**
GROSS PROFIT	**26,053.31**	**-1,088.31**	**50,860.51**	**85,002.17**	**160,827.68**
EXPENSES					
600000 Labor Cost					0.00
600100 Salaries	13,800.00	13,800.00	2,491.67	22,646.15	52,737.82
600200 Bonus				725.81	725.81

	Jan - Mar, 2021	Apr - Jun, 2021	Jul - Sep, 2021	Oct - Dec, 2021	Total
600300 Commissions	2,687.48	6,280.00	473.00	1,250.00	10,690.48
600400 Medical Benefits	1,428.84	1,954.85	3,145.94	147.52	6,677.15
600500 Other Benefits				687.42	687.42
600600 Workers Comp Insurance	232.20	215.95	68.27	30.00	546.42
600700 Employer Payroll Taxes	1,574.49	1,401.67	204.39	2,168.58	5,349.13
601400 Payroll Processing Fees	173.00	171.00	165.00	165.00	674.00
Total 600000 Labor Cost	**19,896.01**	**23,823.47**	**6,548.27**	**27,820.48**	**78,088.23**
605000 Contingent Workers					0.00
605100 Consultants	1,829.50				1,829.50
Total 605000 Contingent Workers	**1,829.50**				**1,829.50**
610000 General Administrative					0.00
610110 Cloud Based Software & Services	566.65	2,645.88	5,058.95	4,516.43	12,787.91
610120 Dues & Subscriptions	1,654.20	979.65	3,716.02	4,293.32	10,643.19
610130 Office Expenses & Consumibles	42,802.88	8,564.08	20,539.73	7,844.23	79,750.92
610150 Computer Equipment < $2,500				973.17	973.17
610160 Employee Entertainment Meals				299.03	299.03
610170 Outsource Partners	336.69	6,977.70	537.17		7,851.56
610171 Operation Consultants		9,170.50	182.56	10,315.29	19,668.35
Total 610170 Outsource Partners	**336.69**	**16,148.20**	**719.73**	**10,315.29**	**27,519.91**
Total 610000 General Administrative	**45,360.42**	**28,337.81**	**30,034.43**	**28,241.47**	**131,974.13**
610200 Facility Expense					0.00
610210 Rent	3,000.00	4,495.00	6,495.00	10,485.00	24,475.00
610280 Rentals & Services	2,092.49	1,709.37	927.35	1,048.23	5,777.44
Total 610200 Facility Expense	**5,092.49**	**6,204.37**	**7,422.35**	**11,533.23**	**30,252.44**
610400 Professional Fees	600.27				600.27
610410 Legal	1,085.00			33,864.50	34,949.50
610430 Accounting, Audit, & TaxPrep	3,116.94	4,376.50	2,809.01	1,166.11	11,468.56
610440 Other Professional Fees		1,305.00	4,014.56	13,225.50	18,545.06
Total 610400 Professional Fees	**4,802.21**	**5,681.50**	**6,823.57**	**48,256.11**	**65,563.39**
610700 Other G&A					0.00
610720 Bank Charges & Retailer Fees	4,011.05	1,082.13	285.40	1,100.78	6,479.36
610740 Donations	300.00				300.00

	Jan - Mar, 2021	Apr - Jun, 2021	Jul - Sep, 2021	Oct - Dec, 2021	Total
610760 Business Insurance	799.10	995.40	1,540.18	1,294.02	4,628.70
610770 Licenses, Fees, Taxes		4,707.00	24.69	15,294.58	20,026.27
610780 Postage and Delivery	728.08	953.98	1,147.62	2,081.22	4,910.90
610850 Franchise Tax	1,127.00	800.00			1,927.00
610860 QuickBooks Payments Fees			10.00	13.50	23.50
Total 610700 Other G&A	**6,965.23**	**8,538.51**	**3,007.89**	**19,784.10**	**38,295.73**
610800 Sales					0.00
610810 Sales Softwares/Subscriptions	612.57	612.57	1,130.57	2,778.54	5,134.25
Total 610800 Sales	**612.57**	**612.57**	**1,130.57**	**2,778.54**	**5,134.25**
620000 Marketing				4,748.40	4,748.40
620100 Advertising	145.77	1,418.14	9,202.18	4,685.99	15,452.08
620300 Events	0.00			18,789.35	18,789.35
620400 Promotional Items	1,814.39	7,965.99	4,584.46	7,128.62	21,493.46
620450 Samples	1,365.89	3,496.71	3,471.78	1,673.47	10,007.85
620500 Sponsorship				77.94	77.94
620600 Website Expenses				676.50	676.50
620700 Marketing Consultants	5,556.00	5,556.00	11,392.20	35,658.69	58,162.89
620800 Other Marketing	1,425.46		3,970.63	7,732.60	13,128.69
Total 620000 Marketing	**10,307.51**	**18,436.84**	**32,621.25**	**81,171.56**	**142,537.16**
630000 Research & Development					0.00
631000 Production Expense	5,935.71			1,700.00	7,635.71
631200 R&D Consultants	400.00	1,500.00	560.00		2,460.00
633000 Recipe Development & Testing			9,035.56		9,035.56
Total 630000 Research & Development	**6,335.71**	**1,500.00**	**9,595.56**	**1,700.00**	**19,131.27**
650000 Travel & Expenses					0.00
650100 Air Travel			18.00	805.84	823.84
650200 Hotel			3,500.23	2,621.66	6,121.89
650300 Fuel/Mileage	1,545.56	2,529.97	799.62	1,157.27	6,032.42
650400 Ground Transportation	190.58		276.50	1,082.39	1,549.47
650500 Meals & Entertainment	779.16	2,890.23	1,161.62	5,252.45	10,083.46
650600 Parking, Tolls & Other Fees	76.22	396.57	7.82	85.33	565.94
650700 Misc Travel	0.00	8.00		459.30	467.30

	Jan - Mar, 2021	Apr - Jun, 2021	Jul - Sep, 2021	Oct - Dec, 2021	Total
Total 650000 Travel & Expenses	2,591.52	5,824.77	5,763.79	11,464.24	25,644.32
Total Expenses	103,793.17	98,959.84	102,947.68	232,749.73	538,450.42
NET OPERATING INCOME	-77,739.86	-100,048.15	-52,087.17	-147,747.56	-377,622.74
OTHER INCOME					
730000 Other Income	285.98	369.88	605.40	466.70	1,727.96
Total Other Income	285.98	369.88	605.40	466.70	1,727.96
OTHER EXPENSES					
800000 Depreciation	180.03	180.03	180.03	60.01	600.10
810000 Interest Expense	6,432.83	6,342.07	1,838.28	2,171.61	16,784.79
Total Other Expenses	6,612.86	6,522.10	2,018.31	2,231.62	17,384.89
NET OTHER INCOME	-6,326.88	-6,152.22	-1,412.91	-1,764.92	-15,656.93
NET INCOME	$ -84,066.74	$ -106,200.37	$ -53,500.08	$ -149,512.48	$ -393,279.67

2021 Qtr Report:Statement of Cash Flows

January - December 2021

	Jan - Mar, 2021	Apr - Jun, 2021	Jul - Sep, 2021	Oct - Dec, 2021	Total
OPERATING ACTIVITIES					
Net Income	-84,066.74	-106,200.37	-53,500.08	-149,512.48	-393,279.67
Adjustments to reconcile Net Income to Net Cash provided by operations:					0.00
120000 Accounts Receivable (A/R)	4,658.44	-2,088.00	-147,166.00	136,625.97	-7,969.59
120100 Other Receivables				-4,896.35	-4,896.35
140000 Prepaid Expenses	-72.96	1,047.72	842.20	881.13	2,698.09
155000 Short Term Deposit	5,000.00				5,000.00
168000 Deferred Royalty	8,646.46				8,646.46
169101 Inventory:Raw Materials Inventory:Raw Materials Inventory Purchases	-35,105.32	-60,575.60	-80,734.91	-249,380.73	-425,796.56
169102 Inventory:Raw Materials Inventory:Raw Materials Inventory Used		160,052.96	78,667.46	129,958.06	368,678.48
169501 Inventory:Finished Goods Inventory:Finished Goods Inventory Produced		-159,467.96	-90,547.46	-160,714.06	-410,729.48
169502 Inventory:Finished Goods Inventory:Finished Goods Shipped	34,854.30	25,140.22	96,547.86	83,241.15	239,783.53
180000 Accumulated Depreciation	180.03	180.03	180.03	60.01	600.10
200000 Accounts Payable (A/P)	4,514.47	35,655.04	1,983.11	140,765.76	182,918.38
205000 Chase Credit Card x7992	-1,761.75	-1,607.73	-1,086.01		-4,455.49
205100 Chase Credit Card x7992:Chase - CC	0.00	0.00	-531.90	-19,262.86	-19,794.76
205200 Chase Credit Card x7992:Chase - Reed	0.00	0.00	960.00	15,434.95	16,394.95
206000 American Express x2003	-2,373.21	7,518.45	12,260.68	29,983.61	47,389.53
210000 Sales Tax Payable				-739.00	-739.00
220000 Accrued Liabilities	-1,954.52	57.00	3,000.00		1,102.48
245000 Payroll Clearing		526.01	526.01		1,052.02
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	16,585.94	6,438.14	-125,837.93	102,696.64	-117.21
Net cash provided by operating activities	-67,480.80	-99,762.23	-179,338.01	-46,815.84	-393,396.88
FINANCING ACTIVITIES					
300000 Investor Convertible Notes	40,000.00	57,500.00	70,000.00	25,000.00	192,500.00
300100 Investor Convertible Notes:Accrued Interest	4,578.58	4,491.32			9,069.90
360100 Additional Paid In Capital:APIC - Common Stock	73,636.34	0.00	102,500.00		176,136.34
Opening Balance Equity		0.00	23,760.00	0.00	23,760.00
Net cash provided by financing activities	118,214.92	61,991.32	196,260.00	25,000.00	401,466.24
NET CASH INCREASE FOR PERIOD	50,734.12	-37,770.91	16,921.99	-21,815.84	8,069.36